UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )(1)

Clinical Data, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

18725U109

(CUSIP Number)

Kevin L. Rakin

President and Chief Executive Officer

Genaissance Pharmaceuticals, Inc.

Five Science Park

New Haven, CT 06511

(203) 773-1450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genaissance Pharmaceuticals, Inc. 06-1338846

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,422,155

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.4%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $.01 par value per share, of Clinical Data, Inc., a Delaware corporation (“Clinical Data” or “Issuer”).  The principal executive offices of Clinical Data are located at One Gateway Center, Suite 411, Newton, Massachusetts 02458.

Item 2.	Identity and Background

This statement is being filed by Genaissance Pharmaceuticals, Inc., a Delaware corporation (“Genaissance”).  Genaissance’s principal business is creating personalized medicines through the integration of pharmacogenomics into drug development and marketing.  The address of Genaissance’s principal business and principal office is Five Science Park, New Haven, Connecticut 06511.

Attached hereto as Schedule A is a list of the directors and executive officers of Genaissance and the following information with respect to each such director and executive officer:
(a)	name;
(b)	business address;
(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(d)	country of citizenship.

During the last five years, neither Genaissance nor, to the knowledge of Genaissance, any party named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither Genaissance nor, to the knowledge of Genaissance, any party named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, including all exhibits and schedules thereto, dated as of June 20, 2005 (the “Merger Agreement”), among Clinical Data, Safari Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Clinical Data (“Merger Sub”), and Genaissance, and, subject to the conditions set forth therein (including approval by stockholders of Genaissance and Clinical Data), Merger Sub will merge with and into Genaissance and Genaissance will become a wholly owned subsidiary of Clinical Data (such events constituting the “Merger”).  Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Genaissance with Genaissance remaining as the surviving corporation (the “Surviving Corporation”).

As a result of the Merger, each outstanding share of Genaissance common stock will be converted into the right to receive 0.065 shares (the “Exchange Ratio”) of Clinical Data common stock.  The Merger Agreement also provides that the holder of all of the shares of Genaissance Series A Preferred Stock will receive newly issued, unregistered shares of Clinical Data Series A Preferred Stock in exchange for its shares of Genaissance Series A Preferred Stock.  The exchange ratio of Genaissance Series A Preferred Stock will be determined on the eleventh day following the announcement of the Merger, based on the average closing prices of Clinical Data’s common stock over a specified period of time.  Upon consummation of the Merger, Clinical Data will assume all existing Genaissance stock option plans, including all currently outstanding stock options to acquire Genaissance common stock, as well as all outstanding warrants for Genaissance common stock.

The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement that is filed as Exhibit 99.1 to this Schedule 13D.  The Merger Agreement has been included to provide information regarding its terms.  It is not intended to provide any other factual information about the Company.  Such information can be found in the other public filings the Company makes with the SEC, which are available without charge at www.sec.gov.

Item 4.	Purpose of Transaction

(a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Genaissance in a statutory merger pursuant to the Delaware General Corporation Law statute.  Upon consummation of the Merger, the separate existence of Merger Sub will cease and Genaissance will continue as the Surviving Corporation as a wholly owned subsidiary of Clinical Data. Holders of outstanding Genaissance common stock will receive, in exchange for each share of Genaissance common stock held by them, 0.065 shares of Clinical Data common stock.  The holder of all outstanding Genaissance Series A Preferred Stock will receive, in exchange for the shares of Genaissance Series A Preferred Stock held by it, shares of Clinical Data Series A Preferred Stock in an amount to be determined on the eleventh day following the announcement of the Merger.  In addition, Clinical Data will assume all existing Genaissance stock option plans, including all currently outstanding stock options to acquire Genaissance common stock, as well as all outstanding warrants for Genaissance common stock.

As an inducement to Genaissance entering into the Merger Agreement, Israel M. Stein, M.D., a stockholder of Clinical Data (“Stein”), entered into a voting agreement (the “Stein Voting Agreement”), dated as of June 20, 2005, with Genaissance and Clinical Data, and, by doing so, has irrevocably appointed Genaissance as Stein’s lawful attorney and proxy.  Such proxy gives Genaissance the limited right to vote each of the 659,528 shares of Clinical Data common stock beneficially owned by Stein in all matters related to the Merger.  The shared voting power with Stein relates to the same 659,528 shares of Clinical Data common stock (the “Stein Shares”).  The foregoing summary of the Stein Voting Agreement is qualified in its entirety by reference to the Stein Voting Agreement that is filed as Exhibit 99.2 to this Schedule 13D.

As an inducement to Genaissance entering into the Merger Agreement, Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C., Third Security Staff 2001 LLC, and Zhong Mei, L.L.C., stockholders of Clinical Data (collectively, “Kirk”), entered into a voting agreement (the “Kirk Voting Agreement”, and, together with the Stein Voting Agreement, the “Voting Agreements”), dated as of June 20, 2005, with Genaissance and Clinical Data, and, by doing so, has irrevocably appointed Genaissance as Kirk’s lawful attorney and proxy.  Such proxy gives Genaissance the limited right to vote each of the 2,762,627 shares of Clinical Data common stock beneficially owned by Kirk in all matters related to the Merger.  The shared voting power with Kirk relates to the same 2,762,627 shares of Clinical Data common stock (the “Kirk Shares” and, together with the Stein Shares, the “Shares”).  The foregoing summary of the Kirk Voting Agreement is qualified in its entirety by reference to the Kirk Voting Agreement that is filed as Exhibit 99.3 to this Schedule 13D.

In exercising its right to vote the Shares as lawful attorney and proxy of Stein and Kirk, Genaissance (or any nominee of Genaissance) will be limited, at every Clinical Data stockholders meeting and by every written consent in lieu of such meeting, to, among other things, vote such Shares (i) in favor of the approval of the Merger and the Merger Agreement and (ii) against any action or agreement submitted to Clinical Data that would result in a breach of Clinical Data’s representations, warranties, covenants or other obligations under the Merger Agreement.  Stein and Kirk, as applicable, may vote their respective Shares on all other matters.  Each of the Stein Voting Agreement and Kirk Voting Agreement terminates upon the earliest to occur of (A) the mutual consent of all of the parties thereto, (B) the Effective Time (as defined in the Merger Agreement) and (C) the date of termination of the Merger Agreement in accordance with its terms.

(c) Not applicable.

(d) Effective as of the Effective Time of the Merger, the Issuer shall increase the number of its whole board of directors from four to seven and appoint (i) Burton Sobel and (ii) Kevin L. Rakin and Joseph Klein III, each a current director of Genaissance, to fill the vacancies so created.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.
(f) Other than as a result of the Merger described in Item 3 above, not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation of Clinical Data as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article 4 of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:  “The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.01 par value per share.”  Upon consummation of the Merger, the By-Laws of the Merger Sub, as in effect immediately prior to the Merger shall be the By-laws of the amended to change all references to the name of the Merger Sub to refer to the name of the Surviving Corporation until hereafter amended; provided, however, that the name of the corporation set forth in the By-laws shall be changed to the name of the Issuer.

(h)-(i) Not applicable.

(j) Other than as described above, Genaissance currently has no plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although Genaissance reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Voting Agreements, Genaissance may be deemed to be the beneficial owner of, and possess shared voting power with respect to, at least 3,422,155 shares of Clinical Data common stock. Such Clinical Data common stock constitutes approximately 75.4% of the issued and outstanding shares of Clinical Data common stock as of June 20, 2005.

(c)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements, to the best knowledge of Genaissance, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Clinical Data, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of June 20, 2005, by and among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc.

99.2	Voting Agreement, dated as of June 20, 2005, by and among Clinical Data, Inc., Genaissance Pharmaceuticals, Inc. and Israel M. Stein, M.D.

99.3

Voting Agreement, dated as of June 20, 2005, by and among Clinical Data, Inc., Genaissance Pharmaceuticals, Inc. and Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C., Third Security Staff 2001 LLC, and Zhong Mei, L.L.C.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005

GENAISSANCE PHARMACEUTICALS, INC.

By:	/s/ Ben D. Kaplan
Ben D. Kaplan
Senior Vice President and
Chief Financial Officer

SCHEDULE A

Genaissance Pharmaceuticals, Inc.

The name, present principal occupation or employment and country of citizenship of each director and executive officer of Genaissance is set forth below.

Directors

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Karen A. Dawes Principal, Knowledgeable Decisions, LLC	Knowledgeable Decisions, LLC 138 Vintage Isle Lane Palm Beach Gardens, FL 33418	U.S.
Jürgen Drews, M.D. Freelance Scientist & Writer; Chairman of the Board, Genaissance Pharmaceuticals, Inc.	Firnhaberstrasse 14 D-82340 Feldafing GERMANY 7061 Verde Way Naples, FL 34108	Germany
Joseph Klein III Managing Director, Gauss Capital Advisors, LLC	Gauss Capital Advisors, LLC 1724 Hillside Road, Suite 399 Stevenson, MD 21153	U.S.
Harry H. Penner, Jr. Chairman and CEO, Marinus Pharmaceuticals, Inc.	Marinus Pharmaceuticals, Inc. 21 Business Park Drive Branford, CT 06405	U.S.
Kevin L. Rakin President & Chief Executive Officer, Genaissance Pharmaceuticals, Inc.	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511	U.S.
Seth A. Rudnick, M.D. General Partner, Canaan Partners	Canaan Partners 105 Rowayton Avenue Rowayton, CT 06853	U.S.
Christopher Wright Officer and Director, Merifin Capital	Merifin Capital Place Flagey 18 B-1050 Brussels BELGIUM	U.K.

Executive Officers Who Are Not Directors

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Carl W. Balezentis, Ph.D. Senior Vice President (GNSC) and President, Lark Technologies	Lark Technologies, Inc. 9441 W. Sam Houston Pkwy. South Houston, TX 77099	U.S.
Richard S. Judson, Ph.D. Senior Vice President (R&D) and CSO	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511	U.S.
Ben D. Kaplan Senior Vice President, Chief Financial Officer and Secretary	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511	U.S.
Gerald F. Vovis, Ph.D. Executive Vice President and Chief Technology Officer	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511	U.S.